UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-14039
CUSIP Number: 13123X102
(Check One): ☑Form 10-K     ☐Form 20-F     ☐Form 11-K     ☐Form 10-Q     ☐Form N-SAR
For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
Part III — NARRATIVE
PART IV — OTHER INFORMATION

Part I — REGISTRANT INFORMATION
Callon Petroleum Company
Full Name of Registrant
N/A
Former Name if Applicable
200 N. Canal Street
Address of Principal Executive Office (Street and Number)
Natchez, MS 39120
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Callon Petroleum Company (the “Company”) determined that it was unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2008 by March 16, 2009 without unreasonable effort and expense for the reasons stated below.
As reported on the Company’s Form 8-K filed on December 3, 2008, the Company suspended operations on its Entrada project. While the Company does not believe this caused a default under the nonrecourse loan to fund the Entrada project, for purposes of preparing the financial statements for the Form 10-K and supporting the assumptions therein, a waiver is required from the lenders under the Company’s senior secured revolving credit facility providing that a default under the Entrada nonrecourse loan would not constitute a default under the Company’s senior secured revolving credit facility.
The Company has been in discussions with the lenders and expected to receive the waiver on or prior to March 16, 2009. Accordingly, the financial statements were prepared based on the assumption that the waiver would be obtained. If the lenders had informed the Company a waiver would not be provided, the financial statements would have been prepared based on different assumptions. Although the lenders have assured the Company it will receive the waiver, because of their internal processes to approve waivers, they were not able to provide the waiver by the March 16 deadline. Accordingly, the assumptions upon which the financial statements were prepared could not be supported at that time, and the Company was unable to complete its Form 10-K in a timely manner without unreasonable effort or expense.
The Company intends to file its Form 10-K by March 31, 2009, as prescribed in Rule 12b-25.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

B.F. Weatherly	(601) 442-1601

(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not identified reports(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As previously reported and discussed more fully in the Company’s 2008 earnings release furnished to the SEC on a Current Report on Form 8-K on March 11, 2009, the Company’s net loss was $438.9 million for the twelve months ended December 31, 2008, compared to net income of $15.2 million for the twelve months ended December 31, 2007. The net loss is primarily due to a non-cash charge of $482.4 million resulting from the impairment of the Company’s oil and gas properties under full-cost accounting rules. The book value of the Company’s oil and gas properties exceeded the full-cost ceiling due primarily to lower oil and natural gas prices at year-end 2008 and the announced suspension of operations at Entrada during the fourth quarter of 2008.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this Notification of Late Filing on Form 12b-25 with respect to future expectations, future financial or business performance, or strategies constitute forward-looking statements that are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this Notification of Late Filing on Form 12b-25 are not historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. These forward-looking statements include, but are not limited to, the Company’s relationships with its lenders, the interpretation of certain agreements with its lenders, the availability of credit under the Company’s credit facilities and certain assumptions upon which such forward-looking statements are based. The forward-looking statements in this Notification of Late Filing on Form 12b-25 involve a number of factors that could cause actual results to differ materially, including risks associated with the Company’s business, economic and competitive factors, changes in regulations affecting the Company’s business and other risks more fully described in the Company’s most recently filed Annual Report on Form 10-K. The Company assumes no obligation to update any forward-looking information contained in this Notification or with respect to the announcements described herein.
Callon Petroleum Company.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2009	By:	/s/ B.F. Weatherly
B.F. Weatherly, Executive Vice President
and Chief Financial Officer

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